Exhibit 3.3

DESCRIPTION OF THE COMPANY’S CAPITAL STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a summary of information concerning the capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Amended and Restated Articles of Incorporation and Bylaws, and are entirely qualified by such documents.

Common Stock

Authorized Capital Shares. The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value per share.

Dividend Rights. The Company’s stockholders are entitled to receive dividends and other distributions out of assets legally available at times and in amounts as the Company’s Board of Directors may determine from time to time. All shares are entitled to participate ratably with respect to dividends or other distributions paid to stockholders.

Voting Rights. Each share of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. There are no cumulative voting rights. The Company’s Board of Directors is not classified, and each Director is elected annually. Directors are elected by a majority of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of such director or directors. The affirmative vote of a majority of the shares present in person or represented by proxy at a meeting and entitled to vote on the matter shall be required to approve all other matters voted upon by stockholders other than those matters that require a super majority as set forth in the Texas Business Organizations Code.

Liquidation Rights. If the Company is dissolved or wound up, voluntarily or involuntarily, then, after payment of any debts and liabilities of the Company, its stockholders would be entitled to receive the par value of their shares, and thereafter to share ratably in all assets of the Company available for distribution to the stockholders.

Other Rights and Preferences. There are no preemption, redemption, or conversion rights applicable to the Company’s common stock. No shares of the common stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of the Company. Moreover, the common stock is not subject to any restrictions on alienability nor to any discriminatory provisions against existing or prospective holders of the Company’s common stock.

Fully Paid. The issued and outstanding shares of common stock are fully paid and non-assessable.

NASDAQ Listing

The Company’s common stock is listed on The NASDAQ Stock Market LLC under the ticker symbol “ANAT.”

Transfer Agent

The transfer agent for the Company’s common stock is Computershare Trust Company, N.A., 8742 Lucent Boulevard, Suite 300, Highlands Ranch, CO  80129.